

January 26, 2018

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

>   **Re: Marijuana Co of America, Inc.**
>   **Amendment No. 5 to Registration Statement on Form 10-12G**
>   **Filed January 10, 2018**
>   **File No. 000-27039**

Dear Mr. Steinberg:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

Amendment No. 5 to Registration Statement on Form 10-12G filed on January 10, 2018

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 9

1.   Please address the following regarding your response to our prior comment three:
    - Please provide us with the quarterly balance sheet and income statements of the Bougainville joint venture for each quarter since its inception on March 16, 2017 through December 31, 2017.
    - Provide us with your impairment analysis as of each quarter end.

- Please provide us with the significance tests for how you determined whether the separate financial statements of the joint venture were required to be included in your Form 10.
- Tell us in detail how you determined that your disclosures met the requirements of ASC 323-10-50-3.

2. We note your response to prior comment four. Given that your $1 million funding commitments to BV-MCOA Management LLC, as set forth in the joint venture agreement signed on March 16, 2017, appear to be fixed and determinable at clear amounts and dates in Schedule 5 to that agreement, please address the following:

   - provide us with excerpts from the original agreement that identify that your funding commitment was contingent on the receipt of funding from St. Georges or otherwise dependent on other actions by a third party.
   - provide us with the other schedules and annexes to the original joint venture agreement that have not already been filed.
   - provide us with your basis under the accounting guidance not to record the liability for full funding as of the date the agreement was signed.

3. We note your response to prior comment five that you brought the land to the joint venture, as well as your response to prior comment 3 that did not include land in what Bougainville contributed to the joint venture. With regard to your BV-MCOA joint venture agreement signed March 16, 2017, and your current disclosures, please tell us what land Bougainville owns, how it relates to the land you are purchasing for the joint venture to lease, and provide us background for each of the following statements. Reconcile the apparent inconsistencies between your role as landlord, owner, vendor, and contributor of the land in these statements:

   - Section 2 of the JV agreement defines the "*BV Background Property*" to include "*the real property currently leased by BV.*"
   - Section 3.2 of the JV agreement states: "*Property Title. It is understood that the clear Title for the JV property comprised of the one acre parcel associated with the Tier 3 License shall be vended into the JV (NEWCO), within 30 days after the third installment payment, as per the payment schedule attached.*"
   - Article C of Schedule 6, Joint Venture Project Plan, states: "*MCOA to provide funding for land acquisition for joint venture operations.*"
   - Pages 10 and 31 of the Form 10-12G states: '*On July 3, 2017 the Company entered into a secured convertible promissory note with St. George for the receipt of funds in the gross amount of $752,500.00. The note is partially secured by a lien interest on the land presently owned by Bougainville Ventures, Inc.*"
   - Page 14 of the Form 10-12G states: "*As of the date of this filing, the Company is developing its joint venture with BV in the State of Washington. The BV venture is not yet fully capitalized. However, if and when capitalized, would place Company in the*

position of a landlord, paid by fixed fee, and its venture partner a cannabis related entity in a long-term lease arrangement."

4.   Please address the following regarding the property to be transferred under the Bougainville joint venture agreement:

- Provide us with the title history of the land over the last two years.
- Identify the dates of transfer, purchase price, and owners over the last two years.
- Summary of the terms of any mortgage and liens attached to the property during the last two years.

5.   Similarly, please address the following regarding your joint venture agreement with GateC Research Inc. ("GCR"):

- Tell us the date you obtained the extension for funding the GCR joint venture.
- Provide us with the extension agreement, and tell us how you considered whether it should be filed as an exhibit.

        You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Tad Mailander